82-34631

JCDecaux

04036073

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

SUPPL

Communication Extérieure

Allemagne
Argentine
Australie
Autriche
Belgique
Bosnie
Brésil
Bulgarie
Canada
Chili
Corée
Croatie
Danemark
Espagne
États-Unis
Finlande
France
Hong Kong
Hongrie
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Islande
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Singapour
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Thaïlande
Uruguay

Neuilly-sur-Seine, 4th August 2004

File 82-5247
Issuer : JCDecaux SA
Country : France

Re : Disclosure Materials provided by JCDecaux SA pursuant to Rule 12g3-2(b)

Ladies and Gentlemen,

Please find attached, in relation to JCDecaux SA's revenues for 2004 second quarter:

- A press release issued by JCDecaux SA on the 28th July 2004;
- A notice inserted in the French "Bulletin des Annonces Légales Obligatoires" dated 2nd August 2004.

JCDecaux SA is providing these documents to you pursuant to its obligations under Rule 12g3-2(b).

Please do not hesitate to contact me, by e-mail, stephanie.hartanerot@jcdecaux.fr, or by telephone 33 1 30 79 49 07, should you have any questions or comments regarding the format and/or content of the enclosed materials.

Very truly yours.

Stéphanie Hartanérot
Legal Department
Head of the Stock Market / Corporate Law Department

Enc.

dlw 8/9

FILE 82-5247

JCDecaux SA's revenues for 2004 second quarter

Press release

FILE 82-5247

JCDecaux

Stronger organic growth drives 6.9% increase in the second quarter revenues

Out of Home Media

Argentina
Australia
Austria
Belgium
Bosnia
Brazil
Bulgaria
Canada
Chile
Croatia
Czech Republic
Denmark
Finland
France
Germany
Hong Kong
Hungary
Iceland
Ireland
Italy
Japan
Korea
Luxembourg
Macau
Malaysia
Mexico
Netherlands
Norway
Poland
Portugal
Singapore
Slovakia
Slovenia
Spain
Sweden
Switzerland
Thailand
United Kingdom
United States
Uruguay
Yugoslavia

Paris, 28 July 2004 – JCDecaux SA (Euronext Paris: DEC), the number one outdoor advertising company in Europe and the number two worldwide, announced today its revenues for the six months ended 30 June 2004, reporting a 4.5% increase to €792.3 million compared to the same period last year. Excluding acquisitions/divestitures and foreign exchange impact, organic revenue growth was 4.8%.

In the second quarter, consolidated revenues grew by 6.9% to €433.4 million (+6.5% on an organic basis). This growth in revenue is in line with the Company's previous comments and reflects a good performance in Street Furniture and a strong recovery in Transport.

Reported revenues

(€ M)	2004			2003			Change (%)		
Revenues	**Q1**	**Q2**	**H1**	**Q1**	**Q2**	**H1**	**Q1**	**Q2**	**H1**
Street Furniture	197.5	233.3	**430.8**	191.5	216.6	**408.2**	3.1%	7.7%	**5.5%**
Billboard	96.4	119.0	**215.4**	96.7	118.2	**214.9**	(0.3)%	0.7%	**0.2%**
Transport	65.0	81.1	**146.1**	64.7	70.5	**135.1**	0.5%	15.1%	**8.1%**
Total	**358.9**	**433.4**	**792.3**	**352.9**	**405.3**	**758.2**	**1.7%**	**6.9%**	**4.5%**

Organic revenues (excluding acquisitions/divestitures and FX impact)(1)

(€ M)	2004			2003			Change (%)		
Revenues	**Q1**	**Q2**	**H1**	**Q1**	**Q2**	**H1**	**Q1**	**Q2**	**H1**
Street Furniture	196.8	230.3	**427.1**	191.5	216.6	**408.2**	2.8%	6.3%	**4.6%**
Billboard	100.0	122.1	**222.1**	96.7	118.2	**214.9**	3.4%	3.3%	**3.4%**
Transport	66.1	79.4	**145.5**	64.7	70.5	**135.1**	2.1%	12.7%	**7.6%**
Total	**362.9**	**431.8**	**794.7**	**352.9**	**405.3**	**758.2**	**2.8%**	**6.5%**	**4.8%**

(1) Includes some minor restatements of revenues across business segments to reflect the restructuring of some of our subsidiaries, as well as the development of some contracts.

Street Furniture revenues for the first half of 2004 increased by 5.5% to €430.8 million. Excluding acquisitions/divestitures and foreign exchange impact, organic revenues grew by 4.6% and advertising revenues, excluding the sale of material, rental and maintenance of Street Furniture contracts, increased by 6.4%.

JCDecaux SA
United Kingdom: 991 Great West Road, Brentford · Middlesex TW8 9DN · Tel.: +44 (0) 208 326 7777
Head Office: 17, rue Soyer · 92200 Neuilly-sur-Seine · France · Tel.: +33 (0)1 30 79 79 79

JCDecaux

In the second quarter, revenues increased by 7.7% to €233.3 million (+6.3% on an organic basis). In France, advertising revenues continued to grow in Street Furniture. Business improved substantially in Germany and in the Netherlands, two countries where market conditions had been particularly difficult in 2003. The Company recorded double-digit organic revenue growth in the UK and in many other European countries, particularly in Portugal where JCDecaux benefited from the European Soccer Championship. In the United States and Asia-Pacific, advertising revenues, supported by recent Street Furniture contracts wins, also continued to grow in double-digits.

Billboard revenues for the first half increased by 0.2% to €215.4 million. Excluding acquisitions/divestitures and foreign exchange impact, organic revenues increased by 3.4% over the period.

In the second quarter, Billboard revenues increased by 0.7% to €119.0 million (+3.3% on an organic basis). While market conditions remained difficult in France and Spain, the Company recorded double-digit organic revenue growth in the UK, Italy and Portugal.

Transport revenues for the first half increased by 8.1% to €146.1 million. Excluding acquisitions/divestitures and foreign exchange impact, organic revenues increased by 7.6% over the period.

In the second quarter, Transport revenues increased by 15.1% to €81.1 million (+12.7% on an organic basis). While market conditions for advertising in airports remained challenging in the United States and, to a lesser extent, in the UK, JCDecaux achieved a good performance in continental European countries. Advertising revenues rebounded strongly in Hong Kong, where business now exceeds pre-SARS levels.

Commenting on first half revenues, Jean-Charles Decaux, Chairman of the Board and co-Chief Executive Officer, said:

"Q2 revenue growth demonstrates how fast our Street Furniture business can benefit from an improvement in European advertising, as well as the growing contribution from new Street Furniture contracts in the United States and Asia-Pacific. Our Billboard business continued to improve and advertising revenues rebounded significantly in our Transport division.

While visibility remains short term, we are pleased that the European market is showing signs of recovery and we can confirm that we expect organic revenue growth of 3 to 5% for the full year 2004 leading to further improvement in profitability."

Next information : H1 2004 results - 15 September 2004.

JCDecaux

Key Figures:

- *2003 revenues : €1544 million*
- *Listed on Euronext Paris ; part of the SBF 120 and Euronext 100 indexes*
- *N°1 worldwide in street furniture (291,000 faces)*
- *N°1 worldwide in airport advertising, with 153 airports and over 150 transport contracts in metros, buses, tramways and trains (150,000 Transport faces)*
- *N°1 in Europe for billboards (189,000 faces)*
- *630,000 advertising faces in 43 countries*
- *Present in 3,500 cities with over 10,000 inhabitants*

6 900 employees

For more information, contact:

Press Relations	Financial Dynamics	Investor Relations
Raphaële Rabatel	Tim Spratt / Charles Palmer	Cécile Prévot
Tel: +33 (0) 1 30 79 34 99	Tel: +44 207 831 3113	Tel: +33 (0) 1 30 79 79 93
raphaele.rabatel@jcdecaux.fr	Tim.spratt@fd.com	cecile.prevot@jcdecaux.fr

****

Forward Looking Statement

Certain statements in this release constitute «forward-looking statements » within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. The words or phrases « guidance », « expect », « anticipate », « estimates » and « forecast » and similar words or expressions are intended to identify such forward-looking statements. In addition, any statements that refer to expectations or other characterizations of future events or circumstances are forward-looking statements. Various risks that could cause future results to differ from those expressed by the forward-looking statements included in this release include, but are not limited to : changes in economic conditions in the U.S. and in other countries in which JCDecaux currently does business (both general and relative to the advertising and entertainment industries) ; fluctuations in interest rates ; changes in industry conditions ; changes in operating performance ; shifts in population and other demographics ; changes in the level of competition for advertising dollars ; fluctuations in operating costs ; technological changes and innovations ; changes in labor conditions ; changes in governmental regulations and policies and actions of regulatory bodies ; fluctuations in exchange rates and currency values ; changes in tax rates ; changes in capital expenditure requirements and access to capital markets. Other key risks are described in the JCDecaux reports filed with the U.S. Securities and Exchange Commission. Except as otherwise stated in this news announcement, JCDecaux does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise.

FILE 82-5247

JCDecaux SA's revenues for 2004 second quarter

Notice inserted in the French "Bulletin des Annonces Légales Obligatoires"

FILE 82-5247

~~INFOVISTA S.A.~~

Société anonyme au capital de 10 167 328,98 €.
Siège social : 6, rue de la Terre de Feu, 91940 Les Ulis.
334 088 275 R.C.S. Evry.

Chiffre d'affaires consolidé.
(En euros.)

	Exercice 2003/2004	Exercice 2002/2003	Variation
Premier trimestre du 1er juillet au 30 septembre	5 857 938	6 506 307	−9,97 %
Deuxième trimestre du 1er octobre au 31 décembre	6 898 309	6 595 172	4,60 %
Troisième trimestre du 1er janvier au 31 mars	7 885 521	6 080 400	29,69 %
Quatrième trimestre du 1er avril au 30 juin	8 045 308	6 340 305	26,89 %
Total	28 687 076	25 522 184	12,40 %

Répartition par zone géographique (en euros) :

	Du 1er avril au 30 juin 2004	Du 1er avril au 30 juin 2003	Variation
Europe	3 565 165	2 729 876	30,60 %
Amérique	3 686 310	2 706 872	36,18 %
Asie	793 833	903 557	−12,14 %
Total	8 045 308	6 340 305	26,89 %

Répartition par activité (en euros) :

	Du 1er avril au 30 juin 2004	Du 1er avril au 30 juin 2003	Variation
Licences	4 564 642	3 177 562	43,65 %
Prestations de services	3 480 666	3 162 743	10,05 %
Total	8 045 308	6 340 305	26,89 %

71635

JCDECAUX SA

Société anonyme à directoire et conseil de surveillance au capital de 3 378 589,32 €.
Siège social : 17, rue Soyer, 92200 Neuilly-sur-Seine.
307 570 747 R.C.S. Nanterre.

Chiffres d'affaires comparés.
(En millions d'euros.)

	JCDecaux S.A. – Comptes consolidés						Evolution 2004/2003		
	2004			2003					
	Première trimestre (au 31/03/04)	Deuxième trimestre (au 30/06/04)	Premier semestre (Cumul au 30/06/04)	Premier trimestre (au 31/03/03)	Deuxième trimestre (au 30/06/03)	Premier semestre (Cumul au 30/06/03)	Premier trimestre 2004/2003	Deuxième trimestre 2004/2003	Premier semestre 2004/2003
Mobilier Urbain	197,5	233,3	430,8	191,5	216,6	408,2	3,1 %	7,7 %	5,5 %
Affichage	96,4	119,0	215,4	96,7	118,2	214,9	−0,3 %	0,7 %	0,2 %
Transport	65,0	81,1	146,1	64,7	70,5	135,1	0,5 %	15,1 %	8,1 %
Total Groupe	358,9	433,4	792,3	352,9	405,3	758,2	1,7 %	6,9 %	4,5 %

Le chiffre d'affaires consolidé du groupe JCDecaux est en hausse de 4,5 % sur le premier semestre 2004.

La croissance interne (*) du Groupe est en progression de + 4,8 %, avec la décomposition suivante par segments d'activité : + 4,6 % sur l'activité Mobilier Urbain, + 3,4 % sur l'activité Affichage et + 7,6 % sur l'activité Transport.

(*) La croissance interne correspond aux données à périmètre et à taux de change constants et après un reclassement mineur du chiffre d'affaires de certaines activités pour tenir compte de la restructuration de certaines filiales et du développement de certains contrats. Ce retraitement rend les données 2004 strictement comparables à celles de 2003.

	JCDecaux S.A. – Comptes sociaux société-mère						Evolution 2004/2003		
	2004			2003					
	Première trimestre (au 31/03/04)	Deuxième trimestre (au 30/06/04)	Premier semestre (Cumul au 30/06/04)	Premier trimestre (au 31/03/03)	Deuxième trimestre (au 30/06/03)	Premier semestre (Cumul au 30/06/03)	Premier trimestre 2004/2003	Deuxième trimestre 2004/2003	Premier semestre 2004/2003
Total	136,6	146,7	283,3	136,9	140,7	277,6	−0,2 %	4,3 %	4,0 %

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